Writer’s Direct Dial: +1 (212) 225-2650 E-Mail: cbrod@cgsh.com

March 29, 2022

VIA EDGAR CORRESPONDENCE Mr. David Lin Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Voya Financial, Inc. and Voya Holdings Inc. (the “Registrants”)

Registration Statement on Form S-3

Filed February 23, 2022

File No. 333-262924

Dear Mr. Lin:

On behalf of our clients, Voya Financial, Inc. (the “Company”) and Voya Holdings Inc. (“Holdings”), set forth below is our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 15, 2022, with respect to the above-referenced Registration Statement on Form S-3 filed by the Company and Holdings on February 23, 2022 (the “Registration Statement”).

For your convenience, the text of the Staff’s each respective comment is set forth in bold below, followed by the Company’s and Holdings’ response.

Mr. David Lin

Securities and Exchange Commission

Registration Statement on Form S-3

General

1. We note that Voya Holdings Inc., a wholly owned subsidiary of Voya Financial, Inc., is named as the co-registrant. Please provide an analysis supporting your conclusion that the co-registrant is eligible to use Form S-3 to register the guarantees.

In response to the Staff’s comment, the Company and Holdings confirm that (i) pursuant to General Instruction I.C.4 of Form S-3, Holdings is eligible to use Form S-3 to concurrently register its full and unconditional guarantees (as defined in Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”)) of the payment obligations of the Company’s non-convertible securities (other than common equity) being registered under the Registration Statement and (ii) pursuant to General Instruction I.C.3 of Form S-3, Holdings is eligible to use Form S-3 to concurrently register its guarantees, the payment obligations of which are fully and unconditionally guaranteed (as defined in Rule 3-10 of Regulation S-X under the Securities Act) by the Company.

To clarify the above eligibility, Pre-Effective Amendment No. 1 to the Registration Statement will be revised as follows (new text is underlined):

•	Preliminary Prospectus, page 11

DESECRIPTION OF OUR GUARANTEES

Voya Financial, either independently or together with Voya Holdings, may offer guarantees of certain securities, including debt securities of our subsidiaries, for consideration that may include cash, consents or exchanges of existing securities. Such guarantees will be unsecured, and any such Voya Holdings guarantees will be guaranteed by Voya Financial. Except as otherwise described in any applicable prospectus supplement, each guarantee will be a full and unconditional guarantee of the prompt payment, when due, of any amount owed to the holders of the guaranteed securities, and any other amounts due pursuant to any indenture, fiscal agency agreement or other contract governing such securities. We will describe the particular terms of any guarantee we offer in the applicable prospectus supplement, which may add, update or change the information on guarantees set forth herein.

•	Exhibit 107.1, Footnote 5

(5) Voya Financial, Inc., either independently or together with the co-registrant, may issue guarantees of certain securities. Such guarantees issued by the co-registrant will be guaranteed by Voya Financial, Inc. Where such securities are being registered concurrently, pursuant to Rule 457(n) under the Securities Act, no additional registration fee will be paid in respect of the guarantees. The guarantees will not be traded separately.

Mr. David Lin

Securities and Exchange Commission

Description of Units We May Offer, page 20

2. We note your disclosure that you may issue units that may include, among others, debt obligations of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

To the extent any offering by the Company includes units that consist, in part, of the debt obligations of third parties, the Company confirms that it will comply with the registration and disclosure requirements of the Securities Act, and all applicable rules and regulations thereunder. The Company further confirms that it will include all required disclosure about the issuer of such third party debt obligations in any applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about such issuer.

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The Company and Holdings acknowledge the Staff’s comment with respect to requests for acceleration and hereby confirm that they shall not seek acceleration of the time of effectiveness of the Registration Statement pursuant to Rules 460 and 461 promulgated under the Securities Act until such time as the Company files Pre-Effective Amendment No. 1 to the Registration Statement that includes the revisions detailed in paragraph 1 above and incorporates the information called for by Part III of Form 10-K by reference to the Company’s Proxy Statement on Schedule 14A.

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Please direct any comments regarding this response by the Company and Holdings to Craig B. Brod at (212) 225-2650 or Elizabeth A. Chang at (212) 225-2652.

Very truly yours,

/s/ Craig B. Brod
Craig B. Brod

cc: Sandra Hunter Berkheimer
Securities and Exchange Commission

Trevor Ogle
Voya Financial, Inc.